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                                 WPP GROUP PLC

         Form of Proxy for the use at the Extraordinary General Meeting
                       to be held on   -  September, 2000

I/We being (an) owner(s) of ordinary shares of 10p each in WPP Group plc hereby appoint
Sir Martin Sorrell, or failing him, Paul Richardson (both of whom are directors of WPP Group plc) or*

 ...........................................................................

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the offices of Allen & Overy, One
New Change London EC4M 9QQ at 12 noon on   -  September, 2000 and at any
adjournment thereof.

My proxy is to vote as follows:

                                                                  FOR        AGAINST
1. Ordinary Resolution: to approve the merger with Young &
   Rubicam Inc., to increase the share capital and to grant
   the Directors authority to allot shares in accordance
   with Article 6 of the Company's Articles of Association
2. Ordinary Resolution: to appoint Michael J. Dolan as a
   Director of the Company
3. Ordinary Resolution: to appoint F. Warren Hellman as a
   director of the Company
4. Ordinary Resolution: to appoint Michael H. Jordan as a
   director of the Company
5. Ordinary Resolution: to appoint Sir Christopher Lewinton
   as a
   director of the Company
6. Ordinary Resolution: to appoint Alan D. Schwartz as a
   director of the Company
7. Special Resolution: to disapply pre-emption rights in
   accordance with Article 7 of the Company's Articles of
   Association
8. Ordinary Resolution: to increase the limit on the maximum amount of the aggregate remuneration payable to
   non-executive directors under Article 81(1) of the
   Company's articles of association.
9. Ordinary Resolution: to enable the Company to provide
   special remuneration to non-executive directors, for any
   special or extra services requested by the Company, in
   the form of a right to acquire WPP Ordinary Shares.
Signature:  Date:
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NOTES FOR COMPLETION OF FORM OF PROXY:

1.  Please indicate by placing "x" in the appropriate spaces how you wish your votes to be cast. On receipt of this form duly signed, by without any specific direction on how you wish your votes to be cast, your proxy may vote or abstain, at his discretion. On any other business (including a motion to adjourn the meeting or to amend a resolution) the proxy will vote at his discretion.
2.  In the case of joint share owners, the vote of the first named in the
    Register of Members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other owner(s).
3.  In the case of a share owner which is a corporation, this form must be executed either under its common seal or under the hand of an officer or attorney duly authorised in writing.
4.  To be valid, the form must be completed, signed, [detached and] deposited at the office of the Company's Registrars, Computershare Services PLC, PO Box
    1075, Bristol BS99 3FA not less than 48 hours before the time appointed for
    the meeting (i.e. by 12 noon on   -  September, 2000).
5.  *You are entitled to appoint one or more proxies of your choice who need not be share owners of the Company. If you wish to appoint someone other than the directors referred to above, please delete their names and initial the deletion and PRINT the name and address of the proxy in the space provided.
    Completion and return of the form of proxy will not prevent you from attending and voting at the meeting instead of your proxy, if you so wish.

                        MERRILL CORPORATION LTD. London
                                     00LON1334